Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended March 31,
	2004	2003
Numerator:
Net income available to common shareholders	$13,464	$24,617
Less adjustment for earnings and gains from discontinued operations, net	—	(10,343)

Numerator for basic and diluted earnings per share from continuing operations	$13,464	$14,274

Denominator:
Denominator for basic earnings per share—weighted average shares	50,065	45,940
Effect of dilutive securities:
Stock options	435	215

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	50,500	46,155

Basic earnings per share from continuing operations	$0.27	$0.31
Basic earnings per share from discontinued operations	—	0.23

Basic earnings per share	$0.27	$0.54

Diluted earnings per share from continuing operations	$0.27	$0.31
Diluted earnings per share from discontinued operations	—	0.22

Diluted earnings per share	$0.27	$0.53